CIVISTA BANCSHARES, INC.

100 East Water Street

Sandusky, Ohio 44870

(419) 625-4121

October 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Civista Bancshares, Inc.

Registration Statement on Form S-3

Filed October 9, 2024

File No. 333-282560

Dear Mr. Stickel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Civista Bancshares, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Tuesday, October 22, 2024, at 4:00 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable.

The Registrant requests that notification of such declaration of effectiveness be made to Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (614) 464-5465 or via e-mail at adweis@vorys.com.

Sincerely,

CIVISTA BANCSHARES, INC.

By:	/s/ Dennis G. Shaffer
Dennis G. Shaffer
President and Chief Executive Officer